SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S OCTOBER TRAFFIC GROWS 18%

The following are
Ryanair
's passenger and load factor statistics for October 2008.

	Oct 07	Oct 08	Increase	12 mth to 31 Oct 08
Passengers (m) [1]	4.52m	5.35m	18%	56.8m
Load Factor [2]	85%	85%	0%	81.5%

1. Represents the number of booked seats flown by Ryanair.
2. Represents the number of passengers as a proportion of the number of seats available to passengers.

Ends.

                                 Monday, 3
rd
 November 2008
For further information:
Stephen McNamara
 - Ryanair

Pauline McAlester
 -
Murray
 Consultants
Tel: 00 353 1 812
1271

                  Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 November, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director